FORM 6-K

                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                                5 November 2002

                      The Royal Bank of Scotland Group plc

                              42 St Andrew Square

                               Edinburgh EH2 2YE

                                    Scotland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  x                          Form 40-F
                         ---                                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                    No  x
                         ---                                   ---

Rule 12g3-2(b): 82 -
                     ---------------

                                    The following information was issued as
                                    Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:
From 1 April 2002 to 30 September 2000

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

20,241,519

5. Number of shares issued/allotted
under scheme during period

3,946,876

6. Balance under scheme not yet issued/allotted at end of period

16,294,643

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

15,000,000 Ordinary Shares of 25p each - Block Listing granted 13 January 1999 20,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,892,100,014

Contact for queries: Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill Edinburgh
EH2 2YE
Telephone: 0131 523 4017

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From 1 April 2002 to 30 September 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

6,627,208

5. Number of shares issued/allotted
under scheme during period

593,083

6. Balance under scheme not yet issued/allotted at end of period

6,034,125

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

5,000,000 Ordinary Shares of 25p each - Block Listing granted 13 January 1999 5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,892,100,014

Contact for queries: Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill Edinburgh
EH2 2YE
Telephone: 0131 523 4017

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From 1 April 2002 to 30 September 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

20,548,236

5. Number of shares issued/allotted
under scheme during period

261,715

6. Balance under scheme not yet issued/allotted at end of period

20,286,521

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,892,100,014

Contact for queries: Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill Edinburgh
EH2 2YE
Telephone: 0131 523 4017

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From 1 April 2002 to 30 September 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

4,652,088

5. Number of shares issued/allotted
under scheme during period

1,789,231

6. Balance under scheme not yet issued/allotted at end of period

2,862,857

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,892,100,014

Contact for queries: Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill Edinburgh
EH2 2YE
Telephone: 0131 523 4017

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From 1 April 2002 to 30 September 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

13,997,900

5. Number of shares issued/allotted
under scheme during period

2,550

6. Balance under scheme not yet issued/allotted at end of period

13,995,350

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

14,000,000 Ordinary Shares of 25p each - Block Listing granted 22 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,892,100,014

Contact for queries: Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill Edinburgh
EH2 2YE
Telephone: 0131 523 4017

The Royal Bank of Scotland Group plc (the "Company")
Scrip Dividend - Application for Admission


1,247,666 new ordinary shares of 25p each in the Company ("New Shares") have been allotted as fully paid up under the Company's Scrip Dividend Scheme. These New Shares rank pari passu in all respects with the existing shares of the Company. Application has been made to the London Stock Exchange and the UK Listing Authority for these New Shares to be admitted to the Official List. Admission is expected to be effective on 11 October 2002.

Further copies of this announcement are available at the Company's Offices at 36 St Andrew Square, Edinburgh, EH2 2YB and Waterhouse Square, 138-142 Holborn, London, EC1N 2TN, and at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Tel. no. 020 7676 1000.

10 October 2002

END

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Sir George Ross Mathewson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Sir George Ross Mathewson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/ non discretionary

    Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2002


7)  Number of shares/amount of
    stock acquired

    158

8)  Percentage of issued class

    -

9)  Number of shares/amount
    of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)15.766

13) Date of transaction

    11 October 2002

14) Date company informed

    11 October 2002

15) Total holding following this notification

    250,910

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

    Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification 11 October 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Iain Samuel Robertson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Iain Samuel Robertson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2002

7)  Number of shares/amount of
    stock acquired

    967

8)  Percentage of issued class

    -

9)  Number of shares/amount
    of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)15.766

13) Date of transaction

    11 October 2002

14) Date company informed

    11 October 2002

15) Total holding following this notification

    120,904

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

    Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification 11 October 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Norman Cardie McLuskie

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Norman Cardie McLuskie

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)_

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2002

7)  Number of shares/amount of
    stock acquired

    62

8)  Percentage of issued class

    -

9)  Number of shares/amount
    of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)15.766

13) Date of transaction

    11 October 2002

14) Date company informed

    11 October 2002

15) Total holding following this notification

    148,911

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

    Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification 11 October 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Norman Cardie McLuskie

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Adam & Company Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2002

7)  Number of shares/amount of
    stock acquired

    1,126

8)  Percentage of issued class

    -

9)  Number of shares/amount
    of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)15.766

13) Date of transaction

    11 October 2002

14) Date company informed

    11 October 2002

15) Total holding following this notification

    150,037

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

    Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification 11 October 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Frederick Inglis Watt

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Frederick Inglis Watt

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2002

7)  Number of shares/amount of
    stock acquired

    30

8)  Percentage of issued class

    -

9)  Number of shares/amount
    of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)15.766

13) Date of transaction

    11 October 2002

14) Date company informed

    11 October 2002

15) Total holding following this notification

    7,196

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

    Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification 11 October 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Frederick Inglis Watt

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mrs Helen Watt

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2002

7)  Number of shares/amount of
    stock acquired

    27

8)  Percentage of issued class

    -

9)  Number of shares/amount
    of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)15.766

13) Date of transaction

    11 October 2002

14) Date company informed

    11 October 2002

15) Total holding following this notification

    7,223

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

    Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification 11 October 2002

                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


          5 November 2002


                                          THE ROYAL BANK OF SCOTLAND GROUP plc
                                                                   (Registrant)

                                          By: /s/  H Campbell
                                             ----------------------------------
                                          Name:  H Campbell
                                          Title: Head of Group Secretariat